Exhibit Relating to Item 77(j) of Form N-SAR for
Aberdeen Australia Equity Fund, Inc.
for the six months ended October 31, 2001

Reclassification of Capital Accounts:
The Fund accounts and reports for distributions to shareholders in accordance with AICPA Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gains, and Return of Capital Distributions by Investment Companies. During the year ended
October 31, 2001, the Fund decreased distributions in excess of net investment income by $4,688,369, decreased accumulated net realized losses on investments by $4,650,723, decreased accumulated realized and unrealized foreign exchange losses by $4,967,033 and decreased paid-in capital in excess of par by $14,306,125. Net investment income, net realized gains and net assets were not affected by this change.